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Exhibit 4.2

LOCK-UP AGREEMENT

                        , 2004

Gilford Securities Incorporated

850 Third Avenue, 14th Floor

New York, NY 10022

Attn: Managing Director of Corporate Finance

Gentlemen:

        The undersigned (the "Securityholder") understands that Gilford Securities Incorporated (the "Underwriter") has entered into a letter of intent (the "Letter of Intent") with JED Oil Inc. (the "Company"), pursuant to which the Underwriter confirmed its intent to act as the managing underwriter in connection with a proposed public offering (the "Offering") of shares of common stock ("Common Stock") to be issued by the Company.

        1.     In consideration for the Underwriter entering into the Letter of Intent and agreeing to incur expenses thereunder, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder agrees that the Securityholder will not, without the prior written consent of the Underwriter, directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase, enter into any contract to sell or otherwise dispose of or transfer any shares of Common Stock to be received by the Securityholder upon conversion of the Securityholder's Series A Convertible Preferred Stock of the Company ("Preferred Stock"), or enter into any Hedging Transaction (as defined below) (each of the foregoing referred to as a "Disposition") for a period beginning on closing date (the "Closing Date") of the Offering and continuing through and including the date that is 12 months from the Closing Date (the "Lock-Up Period"). The foregoing restrictions are expressly intended to preclude the Securityholder from engaging in any Hedging Transaction or other transaction which is designed to or is reasonably expected to lead to or result in a Disposition during the Lock-Up Period even if the securities would be disposed of by someone other than the Securityholder. "Hedging Transaction" means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock.

        2.     Notwithstanding the foregoing, the Securityholder may transfer any or all of the Securityholder's Common Stock: (i) if the Securityholder is a natural person, by gift, will or intestacy so long as the transfer is not for value; (ii) if the Securityholder is a natural person, to any trust for the direct or indirect benefit of the Securityholder or the immediate family of the Securityholder so long as the transfer is not for value; (iii) if the Securityholder is a partnership, to a partner of such partnership or a retired partner of such partnership who retires after the date hereof so long as the transfer is not for value; and (iv) if the Securityholder is a corporation, limited liability company or limited partnership to any of its wholly-owned subsidiaries; provided, however, that in any such case it shall be a condition to the transfer that, prior to or concurrently with such transfer, the transferee executes and delivers to the Underwriter an agreement, in form and substance satisfactory to the Underwriter, stating that the transferee is receiving and agrees to hold the Common Stock, as the case may be, subject to the provisions of this Lock-Up Agreement, and there shall be no further transfer of such Common Stock, as the case may be, except in accordance with this Lock-Up Agreement. For purposes of this Lock-Up Agreement, "immediate family" shall mean any relationship by blood, marriage, or adoption, not more remote than first cousin.

        3.     Without limiting the restrictions herein, any Disposition by the Securityholder shall remain at all times subject to applicable securities laws, including without limitation the resale restrictions imposed by Rule 144 promulgated under the Securities Act of 1933, as amended.

        4.     The Securityholder hereby agrees that, to the extent the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any registration rights agreement or similar agreement to which the Securityholder is a party or under which the Securityholder is entitled to any right or benefit, this Lock-Up Agreement supersedes such registration rights agreement or similar agreement.

        5.     The Securityholder understands that the Company and the Underwriter intend to proceed with the Offering in reliance on this Lock-Up Agreement.

        6.     This Lock-Up Agreement shall immediately terminate, and the Securityholder shall have no further obligations, nor shall the Underwriter have any further rights, under this Lock-Up Agreement, if the Letter of Intent is terminated at any time.

        7.     This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws principles thereof. The parties hereto hereby irrevocably agree that any suit or proceeding arising directly or indirectly pursuant to or under this Lock-Up Agreement, shall be brought solely in a federal or state court located in the City, County and State of New York. By its execution hereof, the parties hereby covenant and irrevocably submit to the in personam jurisdiction of the federal and state courts located in the City, County and State of New York and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail upon them or their agent, return receipt requested, with the same full force and effect as if personally served upon them in New York City. The parties hereto waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of in personam jurisdiction with respect thereto. In the event of any such action or proceeding, the party prevailing therein shall be entitled to payment from the other party hereto of its reasonable counsel fees and disbursements.

        8.     The Securityholder hereby represents and warrants that the Securityholder has full power and authority to enter into this Lock-Up Agreement and that this Lock-Up Agreement has been duly authorized (if applicable), executed and delivered by the Securityholder and is a valid and binding agreement of the Securityholder. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Securityholder and any obligations of the Securityholder shall be binding upon the heirs, personal representatives, successors and assigns of the Securityholder.

Very truly yours,
(Signature)
(Print Name)

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